05059615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
LG&E Energy LLC

Exact Name of registrant as specified in charter

0001136808 (E.ON AG)

Registrant CIK Number

Form U5S For 12-31-04

Electronic report, schedule or registration statement of which the document are a part (give period of report)

030-00362

SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

By: ______________________

Name: Karl-Heinz Feldmann
Title: General Counsel and Senior Vice President

Date: June 30, 2005

By: ______________________

Name: Michael C. Wilhelm
Title: Senior Vice President and Chief Accountant

Date: June 30, 2005

E.ON US Holding GmbH

By: ______________________

Name: Heinrich Montag
Title: Executive Director

Date: June 30, 2005

By: ______________________

Name: Michael C. Wilhelm
Title: Executive Director

Date: June 30, 2005

E.ON US Investments Corp.

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2005

LG&E Energy LLC

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June ___, 2005

E.ON US Holding GmbH

By:

Name: Heinrich Montag
Title: Executive Director

Date: June ___, 2005

E.ON US Investments Corp.

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June 28, 2005

LG&E Energy LLC

By:

Name: S. Bradford Rives
Title: Chief Financial Officer

Date: June 28, 2005

Exhibit Index

Exhibit

Exhibit A	The Annual Report of E.ON Energie for the year ended December 31, 2004.

2004 Annual Report

Re:

E.ON Energie

E.ON Energie—Key Figures

		2004	2003[1]	+/- in %
Sales (excluding electricity tax)	**€ in millions**	**19,701**	**18,238**	**+8**
EBITDA	€ in millions	4,908	4,471	+10
EBIT	€ in millions	3,602	2,979	+21
Internal operating profit	**€ in millions**	**3,560**	**2,408**	**+48**
Non-operating earnings	€ in millions	390	-47	-930
Income from continuing operations	€ in millions	3,950	2,361	+67
ROCE[2]	**%**	**21.3**	**17.5**	**+3.8**
Cost of capital[2]	%	9.0	9.9	+0.9
Capital employed (annual average)	€ in millions	16,938	17,037	-1
Cash flow from continuing operations	€ in millions	2,938	4,081	-28
Investments	€ in millions	2,527	2,126	+19
Property, plant and equipment ("PP&E") and intangible assets	€ in millions	20,932	20,336	+3
Total assets	**€ in millions**	**55,537**	**54,808**	**+1**
Capital stock	€ in millions	1,322	1,322	-
Stockholders' equity	€ in millions	13,895	12,011	+16
Personnel expenses	€ in millions	2,619	2,718	-4
Employees (Dec. 31)[3]		**36,811**	**36,576**	**+1**
Usable electricity deliveries	TWh	244	232	+5
Gas sales volume	TWh	103	112	-8

[1] Pro-forma figures for the new market unit structure.
[2] Change in percentage points.
[3] Does not include trainees, board members, or managing directors.


Poland
Germany
Slovakia
Benelux countries
Switzerland
Romania
Austria
Czech Republic
Bulgaria
Hungary

E.ON Energie—European Business

To ask a question is to impart motion. To create movement. Our propensity to ask questions has enabled the human race to turn ideas into reality. Questions lead us into the future. That's why it's our responsibility to ask questions today in order to find the answers we need for tomorrow's world.

Re:

Reply: find answers.

Good questions contain the essence of new answers.



How long is infinity?



Focus—Integral to Our Success

In 2004 the E.ON Group's focus on power and gas and its alignment in market units responsible for clearly defined target markets were integral to the success of the group and of E.ON Energie. We continued to systematically execute our selective growth strategy in order to strengthen our market positions in Central Europe and to improve service quality for our customers.

The focus of our efforts was Central Eastern Europe. The European Union's eastward expansion has brought this region's energy industry closer to us. Central Europe's energy market, which is becoming increasingly borderless, serves more than 90 million electricity customers, making it one of the world's largest regional markets.

Up to now, our main operations have been in Hungary, the Czech Republic, and Slovakia. Our success has been noteworthy. Today, E.ON Energie is the best-positioned energy services provider in Central Eastern Europe. Our companies in the region employee some 9,000 people. When, during 2005, we complete the integration of our newly acquired regional utilities in Bulgaria and Romania, we will provide a total of more than 7 million customers with about 36 billion kWh of electricity annually. We successfully entered the Bulgarian electricity market last fall, which expanded our footprint in Southeastern Europe. Bulgaria is liberalizing and restructuring its electricity market in anticipation of its accession to the EU in 2007.

In early 2005, E.ON Energie acquired a majority ownership interest in Gorna Oryahovitza and Varna, regional utilities that operate in northeastern Bulgaria. Together, the two companies deliver nearly 5 billion kWh of electricity to approximately 1.1 million customers, giving them an aggregate 25% of the Bulgarian power distribution market.

At the end of 2004, we were chosen to acquire an initial 51% ownership interest in Electrica Moldova, a regional utility in northeastern Romania with about 1.3 million customers and approximately 4.1 billion kWh in annual electricity sales. We expect the transaction to close this summer. Thanks to E.ON Ruhrgas's acquisition of Distrigaz Nord, a regional gas supplier in northern Romania, the E.ON Group is in a good position to integrate its electricity and gas supply operations in Romania.

Political and economic stability are key factors for our operations in our new target markets outside Germany. But we don't pursue growth for growth's sake. Every cooperative venture and every acquisition is a stepping stone towards achieving an overall business that makes sense. Our objective is always to create value that will last. If we enter the power distribution business in a given region, it makes sense for us to examine the options available on the generation side in order to further augment our vertical integration. Likewise, we intend to seize acquisition opportunities in the downstream gas business in order to enhance our ability to offer dual-fuel products to end customers.

It's important to achieve new growth, but it's equally important to maintain existing assets. We face a number of significant challenges in this area, particularly in our home market in Germany. Our power plants and wires network form the foundation of our business and contribute to supply security. As an energy utility, we have an obligation towards society as a whole.

A substantial share of our generation, transmission, and distribution assets will have to be replaced in the next two decades as they reach the end of their service lives. We will continue to have to significantly enlarge our transmission system, mainly due to the massive growth in wind power. To be able to make these billion-euro investments we need a stable energy policy and regulatory environment. Regrettably, that's not the case in some areas. The logical consequence is that companies are reluctant to invest. But the decisions regarding the first round of investments can't be postponed any longer. We must act now to begin upgrading our energy infrastructure if we want to ensure supply security into the future.

As for generation, we need to determine which energy sources we intend to use going forward. In Germany, laws such as the Renewable Energy Law and the Cogeneration Protection Law subsidize specific generating technologies. The Greenhouse Gas Emissions Trade Act and the National Allocation Plan add yet another set of energy policy mechanisms. Over the long term, Germany's technology-based approach to energy policy will leave it with only two options for generating electricity: natural gas and renewables. Though it's impossible to predict all the repercussions, a less diverse energy mix could reduce security of supply and make energy more expensive, rendering Germany a less attractive place to operate a business.

On the transmission and distribution side, the situation isn't any easier. The future operating environment of this business will largely be determined by the kind of regulatory oversight that is established. The months-long political tug-of-war over the revised Energy Law and the associated regulations indicates how important these changes are for the electricity and gas industries. The regulations governing grid access and fees will play a major role in future investments in Germany's electric transmission and distribution system. We have repeatedly pointed out that, due to the long investment cycles typical of our industry, energy companies need to a stable regulatory environment so that they can make reliable calculations about their future investments. If we are to make the investments demanded of us, we must be able to charge grid fees that allow us to operate and maintain the transmission and distribution system and also to earn a reasonable, market-based return on our investment.

Sparked late last summer, the public debate in Germany over allegedly excessive electricity and gas prices has rendered the legislative process even more difficult. There were bitter accusations against electric utilities as well as the call for the regulatory agency to get right to work and be given far-reaching oversight and discretionary powers. Unfortunately, the debate often lacked objectivity.

Our customers view price as a key component of the energy service we provide them and, understandably, don't welcome price increases. But a look at energy market fundamentals shows why prices have been trending upwards. Fuel prices are up sharply the world over. This affects the price of coal, oil, and gas to the same degree. The upward trend in spot and forward wholesale electricity prices actually accelerated in the first half of 2004 before stabilizing and, at year end, reaching a level slightly below the highs of earlier in the year. Another factor was substantial price volatility on the spot market, which increased demand in the forward market, as buyers sought to lock in prices.

The general upward trend in wholesale prices is reflected on all European power exchanges. Electricity is more expensive for end customers in Germany in part because of subsidies, taxes, and other government levies, which now account for 40% of the price residential customers pay for power. Utilities can hardly be blamed for passing along government-mandated charges. In fact, despite considerable efforts to cut costs, earnings recorded by German energy utilities have fallen below 1998 levels.

Supply security at a reasonable price is in everyone's best interest. E.ON Energie is committed to this objective and to doing its part to help achieve it. For this, we need a stable energy policy and regulatory environment. And a greater awareness among consumers that energy comes at a price.

Munich, March 2005
Dr. Johannes Teyssen

Dr. Walter Hohlefelder
Nuclear Energy, Corporate Development, Legal Affairs

Hartmut Geldmacher
Labor Director, Human Resources, Organization, Occupational Health and Safety

Board of Management

Prof. Rainer Frank Elsässer
Energy Optimization, Conventional Power Generation, Hydropower, Electricity and Gas Networks, Engineering

Bernd Romeike
Business Management, Controlling, Accounting, Asset Management, Purchasing Management

Dr. Johannes Teyssen, Chairman
International Gas

Dr. Bernhard Reutersberg
Sales, Trading, IT



Report of the Supervisory Board

In the period under review, the Supervisory Board was regularly, topically and comprehensively kept abreast of the development and status of the company, material business transactions, and its strategic orientation. The Supervisory Board monitored management and acted as advisor to it on the basis of written reports and oral information provided by the Board of Management. All material business transactions subject to Supervisory Board approval were closely scrutinized and discussed with the Board of Management. The Chairman of the Board of Management maintained constant contact with the Chairman of the Supervisory Board and informed him of all major events and developments. The Supervisory Board thus entirely fulfilled the duties entrusted to it by law and by the Corporation's Articles of Association. The Supervisory Board met on March 25, July 22 and December 20, 2004. A resolution was adopted at a meeting of the Supervisory Board's Executive Committee on May 7, 2004. In June, July and September 2004, resolutions were adopted by the Supervisory Board in writing after they had been circulated to board members.

During its meetings, the Supervisory Board dealt in detail with the Group's business development and strategic orientation. Discussions centered on optimizing the portfolio of equity holdings as well as on acquisitions in Central Europe—the region for which E.ON Energie AG is responsible as a market unit within the E.ON Group in accordance with on·top, E.ON's groupwide strategy and structure project. Highlights in Germany were the expansion of E.ON Bayern AG's gas business and the streamlining of Ferngas Salzgitter GmbH's complex shareholder structure. Of notable mention in Central Eastern European countries outside Germany are the acquisition of stakes in two regional utilities in Bulgaria and the successful bid launched for Electrica Moldova, a Romanian regional utility. The Supervisory Board also intensively debated the construction of a power plant in Livorno Ferraris, Italy.

Another focal point of deliberation were the price trends on electricity and gas markets. In light of the developments on the raw materials markets for petroleum, gas and coal, German regional utilities filed requests to increase electricity and gas prices, which triggered a public debate on the electricity and gas price policies pursued by Germany's major energy utilities. E.ON Energie AG's role in the public discussion was to focus attention on the facts of the issue, without ever questioning the proposition that prices should be determined by market forces.

Reports to the Supervisory Board on issues of energy policy focused on the amendment to the German Energy Law, the subsidization of renewables-based energy, and the commencement of emissions trading.

Furthermore, in fiscal 2004, the Supervisory Board was informed of the new OneE.ON guiding principles, whose purpose is to foster a shared corporate culture across all E.ON market units.

The composition of the Supervisory Board changed in the year under review. Edmund Wallis retired from the Supervisory Board as of December 31, 2003. The company registrar appointed Karl Starzacher to the Supervisory Board on February 5, 2004. The Supervisory Board would like to take this opportunity to thank Mr. Wallis for his service to the company and the fine work he did on the board.

The Financial Statements of E.ON Energie for the period ended December 31, 2004, as well as the Review of Operations for the 2004 financial year and the risk management system—all of which were submitted by the Board of Management—have been audited by the auditor elected by the Annual Shareholders' Meeting, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich, in accordance with Sec. 91, Para. 2 of the German Stock Corporation Act (AktG). An unqualified auditor's opinion was issued on the Financial Statements.

All of the Supervisory Board members received the Financial Statements, Review of Operations and Report of Independent Auditors in good time. They were discussed in detail at the Supervisory Board's session on accounts on April 7, 2005, with the auditors present.

The Supervisory Board examined E.ON Energie's Financial Statements and Review of Operations in depth. No objections were raised. The Report of Independent Auditors was acknowledged and approved. Based on the examination's conclusive results, the Supervisory Board does not raise any objections and approves the Financial Statements prepared by the Board of Management. The E.ON Energie Financial Statements are thus adopted. Furthermore, the Supervisory Board acknowledges and approves the Independent Auditors' report on E.ON Energie AG's Group Reporting submitted to E.ON AG for the period ended December 31, 2004.

The Supervisory Board thanks the Board of Management, the works councils and all the employees of E.ON Energie AG and its affiliated companies for their dedication and excellent work.

Munich, April 2005
The Supervisory Board
Dr. Wulf H. Bernotat, Chairman

Dr. Wulf H. Bernotat, Chairman
Chairman of the Board of Management and CEO
of E.ON AG, Düsseldorf

Ulrich Otte, Deputy Chairman
Chairman of the Combined Works Council
of E.ON Energie AG, Munich

Hubertus Benteler
Chairman of the Board of Management
of Benteler AG, Paderborn

Dr. Hans Michael Gaul
Member of the Board of
Management of E.ON AG, Düsseldorf

Klaus-Ulrich Gielsdorf
Chairman of the Combined Works
Council of EAM Energie AG, Kassel

Hartmut Grohnert
Chairman of the Combined Works
Council of E.ON Hanse AG, Rendsburg

Dr. Reiner Hagemann
Chairman of the Board of Management
of Allianz Versicherungs-AG, Munich

Peter Obramski
Director of the Gelsenkirchen District of IG
Bergbau, Chemie, Energie, Gelsenkirchen

Hans Prüfer
Chairman of the Combined Works
Council of Avacon AG, Sarstedt

Klaus Dieter Raschke
Chairman of the Group Works Council
of E.ON Energie AG, Stadland

Supervisory Board

Udo Bottländer
General Manager for Energy at ver.di federal headquarters, Berlin

Jürgen Feuchtmann
General Manager for Supply and Waste Management at ver.di for the District of Bavaria, Munich

Dr. Michael Frenzel
Chairman of the Board of Management and CEO of TUI AG, Hanover

Dr. Rudolf Hanisch
Member of the Board of Management of Bayerische Landesbank, Munich

Dr. Hans-Dieter Harig
Former Chairman of the Board of Management and CEO of E.ON Energie AG, Hanover

Walter Hösl
Head of the Legal Affairs/Real Estate Department of E.ON Bayern AG, Regensburg

Dr. Manfred Krüper
Member of the Board of Management of E.ON AG, Düsseldorf

Randolf Rodenstock
Chairman of the Supervisory Board of Rodenstock GmbH, Munich

Karl Starzacher
Counsel, White & Case—Attorneys-at-Law, Düsseldorf

Hans Wollitzer
Deputy Chairman of the Combined Works Council of E.ON Energie AG, Regensburg

Does the sun
get tired in the winter?



Dare to ask questions. In order to secure the supply of energy. The first thing in being a responsible energy company is to think about the global rise in energy demand. About new energy sources and energy efficiency. About the best way to supply with energy. And about the people we work with to meet our customers' needs. We aim to be a leader in thinking early, creatively, and intensively about the issues that affect our markets. So we can develop solutions that help to secure the supply of energy in the future.

It's a May night in Bern in 1905. Two young patent office clerks are engrossed in a discussion. One of them has been mulling over the same question for years: What would happen if I rode on a light wave? Albert Einstein was 16 years old when this question first came to his mind. Ten years later, on this very night, as he talks it over with his friend Michele Besso, he would find the answer. An answer that would usher in a new age.

"The solutions that were right for the past are no guarantee for the future."

Dr. Burckhard Bergmann, Chairman of the Executive Board and CEO, E.ON Ruhrgas AG, Essen

"Energy policy is our job.
Energy supply is handled by others."

Wolfgang Clement, Federal Economics and Labor Minister, Berlin

It was with their questions that Galilei, Kepler, Newton, and Einstein had a decisive impact on the future. Asking questions that are unusual or that no one else has thought of helps shape the future and drives progress. The right questions point us towards the answers that change and improve our lives. It's the courage to think beyond the limits of conventional wisdom and to venture into uncharted intellectual territory that takes us into the future.

A hundred years after Einstein's discovery, the courage to pose unconventional questions and to test new paradigms is still the engine of innovation. The energy industry has a special responsibility to demonstrate this courage. Because without energy, everything comes to a grinding halt. The industry faces tremendous challenges, challenges that raise important questions. Which resources should we use? What's the right energy mix for maintaining security of supply into the future? What do we need to do right away? What can we prudently postpone until later? The 19th Congress of the World Energy Council (WEC) sent unambiguous signals when it met in Sydney in 2004. The global demand for energy is expected to increase significantly in the decades to come.

The International Energy Agency (IEA) expects the demand for energy to grow by nearly 60% between now and 2030. Emerging economies, like those of China and India, have a voracious appetite for energy and are making their need for resources known. Many of these resources are located in politically unstable countries. According to the WEC, consumers can expect mounting uncertainty and a trend towards higher prices.

Utilizing Finite Resources and Paving the Way for Investment Which energy sources will we use to meet our future energy needs? The WEC sees a clear trend. A full 85% of the world's future energy needs will be met by the conventional fuels we already use today: coal, oil and gas. The WEC predicts that renewables won't account for more than 2% of the energy consumed worldwide. By contrast, the demand for gas is forecast to increase a dramatic 200% between now and 2030.

What's more, power plants and electricity grids assets in Germany, Europe, and elsewhere in the world are approaching the end of their service lives and will require extensive modernization. As a result, the energy industry is faced with substantial investments. In short, we must maintain supply security into the future in an environment of finite resources, mounting uncertainty, the relentless increase in energy demand, and global competition for capital. With this in mind, we must make decisions today to keep the lights and the heat on tomorrow at reasonable prices.

We Need a Balanced Approach to Energy Policy

Energy policymakers and the energy industry owe it to current and future generations to strike a balance between economically priced energy, environmental friendliness, and security of supply. A reliable supply of energy will remain, well into the future, the foundation of modern lifestyles and peaceful coexistence. This poses a significant challenge. One of the ways we must meet it is to invest in generation and transmission capacity. The sums involved are gigantic. The IEA predicts that spending on generating facilities in Europe alone will top €400 billion by 2030. A similar amount will have to be invested in transmission and distribution infrastructure, with nearly €100 billion required just to maintain assets. E.ON Energie will do its part. In the next three years, we expect to spend some €6 billion on our transmission and distribution system alone. During this same period new power plants will also have to be built.

We must have capital available to make these investments, and it must earn a reasonable return, one that's commensurate with the return an investor could earn on the capital market. It can take 15 years or more for energy assets to amortize themselves. Moreover, they have a service lifetime of 40 years and sometimes even longer. Because these investments must be planned decades in advance, it's important that we have a stable policy and regulatory environment. In other words, regulatory intervention in energy generation and marketing must be limited to what is absolutely necessary. Energy policy inconsistencies must be resolved now. There's no place in a liberalized, competitive energy market for laws that single out certain energy sources and reward them with subsidies.

"Investments in the expansion of national and international energy systems are no free ride."

Dr. Eberhard Meller, Member of the Executive Committee and General Manager of the German Electricity Industry Association (VDEW), Berlin

Nor is there room in a single EU electricity market for policies that micromanage the flow of investments. Policymakers must establish a regulatory regime that's based on a consistent, long-term energy plan. Only then will energy companies be able to make decisions responsibly. Our company has already made a contribution to forward-looking action. Our strength lies in our size. We have extensive expertise in sophisticated energy technologies, from power production to the distribution of power and gas. We're committed to providing our customers with reliable energy service at a reasonable price.

"It takes a long time to plan and obtain approval for new energy assets. This means that policymakers and energy companies will need to use a new paradigm—the paradigm of liberalized electricity markets—as they make the decisions necessary to ensure that in the future we have a balanced and competitive energy and generation mix."

Prof. Wolfgang Pfaffenberger, Bremen Energy Institute and Bremen International University, Bremen

It's in the Mix We need a diverse energy resource mix. It's the only approach that makes macroeconomic and business sense. We can't afford to be narrow-minded. As the WEC emphasizes, we must consider all available energy sources and all conceivable energy technologies. The fact is, in the next few decades traditional sources of energy such as oil, coal, and natural gas along with nuclear power and hydroelectricity will continue to meet most of the world's energy needs.

E.ON Energie has a diverse and flexible pool of generating resources consisting of nuclear, hard coal, lignite, natural gas, and oil as well as hydro and other renewables. This ensures that we have energy available at reasonable prices and that we can provide it in a way that minimizes environmental impact and uses resources efficiently. As a society, we must define our economic and environmental policy objectives by means of a broad public debate, one that considers all our technological options. Nuclear energy meets a large share of our current electricity needs—safely and reliably. As for the future, each generation will have to make its own decisions.





Where did all the horses go?

E.ON Energie's hard-coal and lignite power plants have efficiency rates exceeding 40%, ranking them among the world's most efficient. But we're working to make them even more efficient. Installing state-of-the-art turbines, achieving higher steam temperatures, and reducing exhaust losses are just some of the ways we're enhancing the efficiency of our thermal power stations while also reducing CO_2 emissions at a reasonable cost. We're just as committed to innovative, large-scale generating technology as we are to research projects exploring new high-temperature components and accurate steam temperature measurement methods. By enhancing the efficiency of its thermal power plants and making adjustments to its generating portfolio, the E.ON Group has reduced its annual CO_2 emissions by roughly 7 million metric tons over the last ten years.

Or take natural gas, which in the future will play an increasingly important role in meeting our energy needs. It has comparatively low emissions, and the world's natural gas reserves will last for decades. But most European countries have to import their gas. Moreover,

"The main objective of the Bavarian state government's energy policy is to ensure that Bavaria has a reliable, affordable, and environmentally friendly supply of energy and that we do our part to help meet climate protection targets."

Dr. Otto Wiesheu, Bavarian Minister for Economics, Infrastructure, Transportation and Technology, Munich

demand for gas in Southeast Asia is up sharply and will continue to rise. Other regions will also compete for what is ultimately a finite natural resource. This could negatively affect Europe's supply situation and lead to price risks. That's why E.ON believes it's important to acquire or access its own gas production sources. E.ON Ruhrgas will play a key role in helping the group to achieve this objective.

Integration Fuels Motivation Motivated employees are every company's most valuable asset. That's why we're fostering integration and a shared corporate identity. Integration is about bringing a company's many individuals together to form a team dedicated to following the course the company has charted and to achieving a common objective. It's the dedication to a common purpose that will motivate our people to find the best solutions for the challenges ahead. This was one of the reasons for the launch of OneE.ON in the fall of 2003, a project that aims to cultivate shared values and behaviors.

Dialog between employees and management is one of the key ingredients of E.ON's management culture. In 2004 E.ON conducted its first groupwide employee opinion survey. The survey is an important tool for encouraging dialog and in the future will be conducted at regular intervals. Its purpose is to get a feel for what the entire workforce is thinking and experiencing, to identify areas for improvement, and to foster a sense of community across the group. The results were very encouraging. Not only did 78% of our people participate in the survey, more than 80% of respondents said they identify with the company. They also pointed out some shortcomings, and we're addressing them.

A commitment to lifelong learning is indispensable in a world where the pace of change only gets faster. That's why we provide all E.ON Energie employees with a broad range of programs to help them grow professionally and personally. We offer job rotations and expatriate assignments as well as training programs that give all employees the chance to hone their skills and stay current with the latest developments in their field. Our job rotation program enables employees to utilize their skills in a new environment, transplanting them from Sweden to

Germany, from Schleswig-Holstein to Bavaria, or from Hesse to Hungary. "It's a great opportunity to rethink the way you do things and to add a new facet to your professional qualifications," one employee said. Another example is our training center in Gelsenkirchen, which each year runs some 140 seminars on occupational safety and environmental protection for a total of about 1,600 employees. As part of the E.ON Group, E.ON Energie voluntarily supports the training pact between the German government and German industry. In 2004 we gave a total of 300 young people the opportunity to obtain professional qualifications. Sixty additional apprenticeships were created in the E.ON Group. Another 240 young people were given internships helping them to launch their professional careers. As a result of this training initiative, approximately 1,400 new trainees were hired in 2004.

Regional Partnerships to Remain a Cornerstone In the same way that we aim to be an exemplary employer, *we also aim to be an exemplary corporate citizen of the regions where we operate. We view ourselves primarily* as a partner to our target regions. Power and gas supply is by nature a regional business, and we're committed to staying well rooted in the towns and communities in which we operate. Our local presence and local knowledge are key assets. In the communities where we do business we create jobs, train apprentices, and buy products and services: from hotel accommodations and meals for our maintenance teams in the field, to technology and electronics. This not only helps to protect numerous jobs in our regions, it also encourages further investment and enhances economic stability and growth. We're right there where our customers live and work, ready to meet their energy supply needs. And we're a very reliable partner. We average only 15 minutes of service disruption per customer per year, ranking us among the world leaders in reliability.

Finding Answers, Shaping the Future We're also committed to being a reliable partner in ways that go beyond our daily operations. When plants need to be decommissioned, we act responsibly, as proven by how we handled the shutdown of Schwandorf power station in Bavaria. We didn't lay anyone off, and we worked to find innovative solutions. We also dealt responsibly with the community. We promised the people of Schwandorf that we would clear the site quickly and thoroughly to pave the way for an industrial park and a new plan for making use of the land. Moreover, we pledged to do our part to attract new companies that would agree to hire E.ON employees. Buildings, equipment, and furnishings as well as real estate were offered at favorable terms in order to make it easier for companies to move to Schwandorf.

Our efforts paid off. Schwandorf has a new industrial park that employs 300 people—more than our power station did. Similarly, once the last coal had been extracted from the lignite mines of northeastern Bavaria, we didn't just begin sourcing our lignite elsewhere. Instead, we transformed the former opencast mining sites into a landscape of lakes which we donated to the local communities. Today, this site is a popular recreation area for the people of the region. When faced with difficult questions, we have developed answers and helped to shape the future. It's a challenge we will continue to meet. The accomplishments of Einstein, Newton, Kepler, and Galilei remind us that the beaten path isn't the only way to get to where you want to go.

"Only large, financially robust energy companies that operate along the entire value chain have the ability to ensure that we maintain today's high energy supply standards over the long term."

Dr. Wulf Bernotat,
Chairman of the Board of Management
and CEO, E.ON AG, Düsseldorf





What happens
if the earth goes off track?

E.ON Energie in 2004 Our focus on energy is our strength. Our energy expertise extends along the entire value chain, from generation and transmission to distribution and marketing. We provide reliable energy service to over 14 million customers in many countries across Europe—24 hours a day, 365 days a year.

Strength through Successful Growth

E.ON Energie is responsible for the E.ON Group's integrated electricity business (generation, transmission, trading, distribution, marketing) and downstream gas business (distribution, marketing) in Central Europe. Our operations are organized geographically in two divisions, West and East. With operations in Germany and the Benelux countries, Central Europe West engages in:

- conventional, nuclear, and hydroelectric generation
- electric transmission via its ultra-high-voltage and high-voltage wires network
- regional distribution of electricity, gas, and heat
- power trading and electricity, gas, and heat marketing.

We also entered new markets. On February 25, 2005, we acquired majority stakes in two regional power utilities in Bulgaria. We anticipate making an acquisition in Romania in 2005, which would represent our entry into another new market and lay the foundation for lasting value creation in the years ahead.

Central Europe East consists of our shareholdings in regional energy utilities in this geographic area. In 2004 we had shareholdings in the Czech Republic, Slovakia, and Hungary.

As the market unit lead company, E.ON Energie AG manages its operating companies by defining overall objectives and strategy, making investment decisions, and coordinating their activities.

In 2004 the E.ON Energie Group supplied power and gas to about 14 million customers in and outside Germany, more than 5 million of them in eastern Central Europe.

Strategy Implemented Our efforts in 2004 centered around systematically implementing the key elements of our strategy:
1. Focus on electricity and gas
2. Focus on selected markets
3. Integrate power and gas

In line with this strategy, E.ON Energie aims to deliver sustainable, targeted growth. Consequently, we restructured existing equity holdings, including JME and JCE in the Czech Republic.

We also continued to integrate our power and gas operations. Six of our seven German regional utilities now provide both electric and gas service. Besides capitalizing on power-gas convergence in distribution and sales, the vertical integration of our electricity operations—from generation and transmission to distribution and sales—has been, and will continue to be, a key strategic objective for us in and outside Germany.

New Market Unit Structure Under the E.ON Group's new market unit structure, E.ON Energie is the lead company of the Central Europe market unit. In line with this new structure, in 2004 E.ON Energie took ownership of shareholdings in gas distribution companies in southern Germany, the Czech Republic, and Hungary that were formerly held by E.ON Ruhrgas. In the Nordic region, E.ON Energie's ownership interest in Sydkraft and E.ON Finland was transferred to E.ON. Thüga is now managed by E.ON Ruhrgas. For the sake of comparability, prior-year figures in this report are pro forma.

Romania Romania solicited bids to privatize the regional electric utilities Electrica Oltenia and Electrica Moldova in the summer of 2004. E.ON Energie made a binding offer for a 51% share in each of the redistributors and was named "preferred bidder" for Electrica Moldova. Signing is scheduled for the second quarter of 2005. In 2003, Electrica Moldova generated some €200 million in sales on the back of a sales volume of 4 TWh and 1.3 million customers, giving it an 11% share of the Romanian distribution market.

Central Europe East

At our operations outside Germany, one of last year's highlights was the preparatory work to enter the Bulgarian market. We also anticipate entering the Romanian market, where we intend to acquire a majority interest in Electrica Moldova, a regional electric utility. Since Electrica Moldova's service territory overlaps that of Distrigaz Nord, a regional gas distributor in which E.ON Ruhrgas plans to acquire a majority stake, the transaction would give us the opportunity to take advantage of power-gas convergence.

Bulgaria E.ON Energie won the bid to acquire majority interests (67%) in the regional utilities Varna and Gorna Oryahovitza in northeastern Bulgaria after having submitted offers for the northeastern and western groups in Bulgaria. The two companies achieved combined sales of approximately €215 million in 2003 on the back of a sales volume of nearly 5 TWh and about 1.1 million customers. This gives them some 25% of the Bulgarian power distribution market, resulting in a strong position for E.ON on the Bulgarian electricity market. Negotiations with the Bulgarian privatization agency came to a successful conclusion with the signing on October 28, 2004. These equity holdings were transferred from E.ON Energie to the newly established E.ON Bulgaria at the beginning of March 2005.

Preparations for the rollout of a post-acquisition integration project commenced as early as November 2004. In addition to such routine goals as process optimization, IT harmonization, management reviews, transparent controlling, and integration into the E.ON Energie Group's corporate governance processes, this project also aims to merge the two regional utilities and comply with unbundling requirements.

Hungary Positive Development In mid-2004 all our Hungarian companies were rebranded to E.ON and have achieved a high degree of name recognition. E.ON Hungária acquired the outstanding shares in the electric utilities Edász, Dedász, and Titász and now owns 100% of all three companies. The acquisitions were followed by squeeze outs and delistings in order to reduce the companies' domestic reporting requirements and to pave the way for restructuring measures. Full customer choice was introduced in Hungary's industrial and commercial segment on July 1, 2004. Our power marketing company, which now operates in a fully liberalized market, is contributing to the positive development of our business in Hungary. In addition, the E.ON Group concentrated its downstream gas operations in Hungary. Ownership of a minority stake in Fögaz, the Budapest municipal gas utility, was transferred from E.ON Ruhrgas to E.ON Hungária.

Increase in Kögáz Stake Planned We intend to increase our current 31.2% stake in Kögaz by means of an asset swap. Successful closure of the transaction would give E.ON Energie a majority stake in Kögaz. We also intend to increase our minority interest in DDGaz, a gas utility, to a majority interest. The transaction is subject to antitrust approval.

Czech Republic Deregulation Continues Deregulation continues on the Czech electricity market. The third phase entered into force on January 1, 2004, establishing customer choice for customers whose load exceeds 250 kW or who are delivered medium-voltage electricity.

Position Improved, Sales Volume Increased Having acquired JME and JCE in the fall of 2003, E.ON Czech Holding AG (E.ON Czech) now has a roughly 22% share of the Czech power distribution market. At the end of 2004, E.ON Czech acquired a further roughly 14% share of both companies, giving it 99.0% of JME and 98.7% of JCE. The Czech.ON Project was initiated to enhance efficiencies and reduce costs.

As a result, JME and JCE were restructured comprehensively. The reorganization and new branding resulted in the foundation of E.ON Ćeska Republika (holding company), E.ON Energie a.s. (sales) and E.ON Distribuce (network), in order to prepare E.ON's Czech companies for the challenges of deregulation and unbundling. E.ON Ruhrgas transferred its minority interests in certain gas distributors to E.ON Czech in 2004. This helped pool activities under E.ON Czech.

Slovakia Market Opens Further In October 2004 the Slovak parliament passed a supplementary energy and regulation act, transposing EU requirements into Slovak law. On January 1, 2005, customer choice was introduced in the electricity market for all segments except residential, which will continue to be regulated until July 2007.

Efficiency Improved ZSE, a Slovak power distributor, continued its positive business trend by increasing its earnings. Measures in 2004 focused on optimizing processes and preparing for unbundling. E.ON Energie holds a 49% stake in ZSE. The European Bank for Reconstruction and Development is a co-investor and has a 9% stake.

E.ON Bayern's service territory was expanded considerably as of January 1, 2004. The company's sales operations were strengthened even further thanks to the acquisition of Thüga AG's power operations. As a result, E.ON Bayern has become a classic, integrated, and more competitive regional utility.

Lawsuits pending against Contigas Deutsche Energie-Aktiengesellschaft (Contigas) were also dropped owing to the class action settlement. Besides the motions filed against the control and profit- and loss-pooling agreement, the declaratory action against the sale of E.ON Bayern shares was also dropped. As part of the settlement, E.ON Energie undertook to make the outside shareholders of Contigas, who still hold a combined stake of 1.13%, an offer to acquire these shares by no later than the middle of 2008.

Central Europe West

E.ON Energie's position on the German market was further improved as E.ON Bayern advanced to become a powerful electric and gas utility. In addition, we increased our stake in Avacon.

E.ON Bayern Fully Integrated Lawsuits and other motions filed against E.ON Energie Group companies were successfully concluded through a class action settlement in March 2004. Motions filed regarding the control and profit- and loss-pooling agreements in force at E.ON Bayern and its predecessor companies Isar-Amperwerke AG, EVO Energieversorgung Oberfranken AG and OBAG AG were dropped. The recissory actions against the decision to squeeze-out minority shareholders at E.ON Bayern ended as well. As a result of the squeeze-out, outstanding shares in E.ON Bayern were transferred to E.ON Energie on July 1, 2004. Subsequently, as E.ON Bayern focused on its electricity and gas business, nuclear power operations were transferred to E.ON Kernkraft GmbH and financial shareholdings and real estate not related to E.ON Bayern's core business were transferred to E.ON Energie.

TEAG Strategically Strengthened Thüringer Energie AG (TEAG) further improved its position at a number of municipal utilities. In 2004 ownership interests in five municipal utilities in Thuringia, which had formerly been divided between TEAG and Thüga, were concentrated at TEAG. The move will enable TEAG to strengthen its strategic position by integrating its operations more closely with the municipal utilities and to simplify decision-making processes.

Avacon Stake Increased Additional shares in Ferngas Salzgitter GmbH (FSG) were acquired to streamline FSG's shareholder structure. FSG used to hold an interest in Avacon. Following the folding of FSG into Avacon, E.ON Energie's stake in Avacon rose to 69.6%.





Will I need twice as much breath
when I'm twice as old as I am now?



E.ON Benelux Earnings Improved E.ON Benelux continued its Move.ON efficiency-enhancement program in 2004 as planned. This contributed to improving the company's earnings situation. E.ON Benelux's carefully crafted strategy and customer-focused approach reduced operating costs and improved margins in the electricity and heating business.

is:energy Provider of IT Services for E.ON Energie is:energy GmbH (ISE), the E.ON Energie Group's IT service provider, is set to expand its range of customers to include E.ON and E.ON Ruhrgas. Outside shareholder stakes were thus acquired effective January 1, 2005. Now ISE's shareholders are E.ON (26%), E.ON Energie (25%), E.ON Ruhrgas (14%) and the E.ON Energie Group's seven German regional utilities.

E.ON Engineering Services Expanded At E.ON Engineering (EEN), the 2004 financial year was highlighted by the merger with Pipeline Engineering GmbH, E.ON Ruhrgas's engineering subsidiary. The combined company is owned by E.ON Energie (57%) and E.ON Ruhrgas (43%). In consequence, E.ON Engineering broadened its range of services with the addition of the transmission, storage and distribution of gas, oil and chemical products. EEN benefited to some degree from the trend towards large-scale projects in the gas and electricity sectors by winning bids for construction projects. The company has thus become one of Europe's largest providers of energy-related engineering services.

Breakdown of Power Generated by E.ON Energie by Primary Energy Source		
Percentages	2004	2003[1]
Nuclear	46.9	47.4
Hard coal	33.7	33.0
Lignite	6.5	7.2
Hydro	5.5	4.8
Other	7.4	7.6

[1] Pro-forma figures according to the new market unit structure.

Primary Energy Consumption and Power Generation in Germany

According to preliminary figures calculated by the energy sector study task force "Arbeitsgemeinschaft Energiebilanzen," at roughly 493 million metric tons of coal equivalent (MTCE) Germany's primary energy consumption was on par with the year-earlier level, although the economy grew by 1.7%. Consumption of petroleum totaled some 179 MTCE, just shy of the previous year's level. Natural gas consumption amounted to approximately 110.4 MTCE, marginally above the year-earlier level (+0.3%), with the trend differing by quarter and sector. Industrial operations used more gas due to economic developments. Whereas natural gas consumption in power plants was essentially unchanged, residential demand slipped somewhat owing to higher temperatures in the heating season. About 66 MTCE were consumed, 3.6% less than in 2003. This was due to the decline in the amount of hard coal used to generate electricity.

Lignite consumption rose slightly year-on-year (+0.5%) to some 56 MTCE as a result of the increase in deliveries to power plants. The amount of power produced from lignite increased marginally. Nuclear power stations generated about 1% more electricity than in the previous year.

The share of total power generation accounted for by hydroelectric power plants and wind farms rose by slightly more than one fifth. Consumption of other energy sources (primarily wood waste and other renewables) advanced by 1.5% compared with 2003. In sum, renewables accounted for approximately 3% of Germany's primary energy consumption in 2004.

Power Plants Flexible Generation Mix—The Basis for a Reliable Supply of Electricity E.ON Energie met 52% of its power requirements with power from its own generating assets (previous year: 57%). Its proven mix of generating resources includes conventional and nuclear as well as hydroelectric facilities.

E.ON Kernkraft (EKK) is responsible for the E.ON Energie Group's German nuclear power operations. EKK generates a substantial part of E.ON Energie's baseload power. Average availability of 90% again ranked EKK among the world's leaders. EKK's aggregate output was 62 TWh.

E.ON Kraftwerke (EKW) manages the E.ON Energie Group's conventional (coal, oil, gas) and renewable (biomass, wind) generating operations in Germany. With a capacity of nearly 15,000 MW, EKW's generating fleet delivers more than 50 TWh of electric energy onto Germany's transmission system, making EKW one of the country's largest conventional generating companies.

We stepped up the measures initiated in the last four years to reduce CO_2 emissions. Updating at Farge power plant improved turbine efficiency, reducing annual CO_2 emissions by 100,000 metric tons. Since we have commissioned biomass power plants in Landesbergen, Zolling, Emden and Delitzsch, we can reduce CO_2 emissions by a total of 480,000 metric tons every year. EKW's generating fleet is thus well positioned for emission allowance trading.

E.ON Wasserkraft owns 64 hydroelectric plants and operates an additional 68, providing a economically priced, environmentally friendly source of electricity. The company increased its installed run-of-river capacity by 5 MW to 1,515 MW by commissioning Jettenbach power plant in August 2004.

In the period under review, our run-of-river and storage power stations generated approximately 8 TWh of electricity, which was some 2% below the latest ten-year average. This was principally due to a weather-induced reduction in spring runoff into Germany's rivers and lakes and an overall decline in precipitation in the first half of 2004.

E.ON Energie also operates a number of waste incineration plants, most of which are managed by BKB Aktiengesellschaft (BKB). About 1.4 million metric tons were processed in 2004. BKB is the E.ON Energie Group's leading waste-incineration company. The six fully consolidated companies' core business consists of the processing of waste, with electricity and heat as additional products.

Attributable Generation Capacity

MW	Dec. 31, 2004	Dec. 31, 2003[1]
Nuclear	8,473	8,473
Lignite	1,313	1,313
Hard coal	7,510	7,416
Natural gas	3,849	3,487
Oil	1,152	1,152
Hydro	3,113	3,108
Other	191	181
Germany	**25,601**	**25,130**
Hard coal	1,040	1,040
Natural gas	895	786
Other	6	6
Outside Germany	**1,941**	**1,832**
Total	**27,542**	**26,962**

[1] Pro-forma figures according to the new market unit structure.

E.ON Energie Power Procurement			
TWh	2004	2003[1]	+/- in %
Proprietary generation	131.3	137.1	-4.2
Procurement	123.0	103.9	+18.4
Jointly operated power stations	11.2	10.6	+6.2
Outside sources	111.8	93.3	+19.8
Electricity procured	**254.3**	**241.0**	**+5.5**
Network losses	-10.2	-9.2	-
Power supplied	**244.1**	**231.8**	**+5.3**

[1] Pro-forma figures according to the new market unit structure.

Power Supplied by E.ON Energie			
TWh	2004	2003[1]	+/- in %
Standard-rate customers	41.1	39.4	+4.3
Special-rate customers	72.1	62.6	+15.2
Regional and municipal utilities	130.9	129.8	+0.8
Total	**244.1**	**231.8**	**+5.3**

[1] Pro-forma figures according to the new market unit structure.

Electricity

Power Generation and Sales In 2004 nuclear power and hard coal accounted for 80.6% (previous year: 80.4%) of owned generation. Nuclear's share dropped slightly from 47.4% to 46.9%, while hard coal's share increased from 33.0% to 33.7%. Electricity generated from lignite accounted for 6.5% of total output, following 7.2% in 2003, with hydropower accounting for 5.5% compared with 4.8% in the previous year. The share of output contributed by other energy sources decreased to 7.4% (previous year: 7.6%).

Electricity procurement in the period under review totaled 254.3 TWh. This figure is 5.5%, or 13.3 TWh, higher than in the previous year. Our own power plants generated 131.3 TWh of electricity, 5.8 TWh, or 4.2%, less than in 2003. Thus, 51.6% of power procured was produced in proprietary plants (previous year: 56.9%). E.ON Energie purchased 123.0 TWh of electricity from outside sources, 18.4% more than a year earlier. Consequently, the percentage of electricity procured by the company from outside sources rose to 48.4% (previous year: 43.1%).

In fiscal 2004 E.ON Energie increased its power sales volume by 5.3% to 244.1 TWh. Power sales to standard-rate customers was up 4.3%. Power sales to special-rate customers advanced by 15.2%, while power sales to regional and municipal utilities grew 0.8%. Growth in sales to standard-rate and special-rate customers is primarily attributable to the inclusion of the Czech power utilities JME and JCE for the entire year under review.

Power Sales E.ON Sales & Trading: The Group's Power Hub E.ON Sales & Trading (EST) is responsible for managing E.ON Energie's key sales accounts and power trading operations. EST offers its customers the full range of sourcing solutions, including all-round power purchasing, optimized procurement and sales schedules, and structured purchasing. EST's operations are conducted throughout Europe in close cooperation with E.ON Energie's international subsidiaries and E.ON AG's other market units. The power marketing business developed positively in 2004. EST cemented its strong position in Germany and successfully positioned itself in neighboring European markets, particularly in France and Austria.

EST's power trading operations make a key contribution to optimizing the deployment of our proprietary generating assets and to managing our electricity procurement across the European market. EST completed the preparations necessary to ensure that we were able to begin emission allowance trading in 2005 smoothly and efficiently. EST began allowance trading in January 2005.

Who tells the sun
where to rise every morning?



As a member of the Union for the Coordination of the Transmission of Electricity (UCTE), ENE is part of the Western European integrated power grid, the world's most efficient international electricity association. The association issues uniform operating regulations for all UCTE members from Poland to Portugal. It enables connected network operators to provide each other with rapid support during unscheduled power plant downtime and large-scale network outages. At the same time, the transmission grid is the backbone for trading electricity on the deregulated power market.

At more than 150,000 square kilometers, ENE's service territory covers over 40% of Germany. ENE's wires network, which is approximately 32,500 kilometers in length, transmits electricity safely and reliably for the 20 million people in ENE's control area. It serves as an international electricity hub, offering high-capacity interconnections with other power systems in Germany and in neighboring countries such as Denmark, the Netherlands, Austria, and the Czech Republic.

Electricity Price Trends Spot electricity prices did not reach the prior-year level, primarily because of moderate summer temperatures and the high availability of generating plant. The upward trend in forward prices in 2003 did not continue into 2004 due to developments on the spot market and other factors. Nevertheless, forward electricity prices remained at high levels owing to persistently high fuel prices and the fact that prices already partly reflect the cost of emission allowance trading. Forward prices are a significant factor in the energy industry's cost calculations.

Power Transmission E.ON Netz: Reliable Power Transmission E.ON Netz (ENE), which owns and operates the E.ON Energie Group's electric transmission system, is an open-access operator, offering transmission services to all customers under the same fair and transparent terms. In 2004 more than 200 electricity suppliers used ENE's wires network as a pathway to move a total of 138 TWh of electric energy. Peak load in 2004 was 21,185 MW, 1.8% above the prior-year figure.

Demand at the interconnection points to the Czech Republic, the Netherlands and Denmark exceeds existing transmission capacity. Therefore, this capacity is made available on the market through day, month and year auctions in line with the principles of free competition. Proceeds from such auctions are factored into the calculation of network usage fees for the benefit of all customers.

With no significant service disruptions on its transmission system in 2004, ENE again maintained its high standards for quality and reliability. Nevertheless, the continued increase in the amount of wind power delivered onto the electricity grid, particularly in our control area, raises the question of how to ensure grid stability into the future. The significant volumes of wind power delivered onto our control area, especially in northern Germany, push ENE's wires and other technical equipment to the limits of their capacity. The protracted approval process for the necessary expansion of some grid segments in Schleswig-Holstein and Lower Saxony has repeatedly put the system at risk of overloading. For this reason, a power generation management system was introduced in Schleswig-Holstein in 2003, which was used for a total of 101 hours in 2004. If there is a risk of overload, the system makes it possible to request that wind farms in a certain region temporarily reduce output. Lower Saxony plans to introduce a similar system in 2005.

Gas

E.ON Energie Gas Sales Volumes			
TWh	2004	2003[1]	+/- in %
Standard-rate customers	29.0	31.2	-7.1
Special-rate customers	42.1	43.2	-2.5
Regional and municipal utilities	31.8	38.0	-16.3
Gas sales volume	**102.9**	**112.4**	**-8.5**

1 Pro-forma figures according to the new market unit structure.

Gas sales volumes recorded by regional utilities in the reporting period were down 9.5 billion kWh year-on-year, partially due to the relatively mild temperatures in the first quarter. At the same time, competition has become fiercer, primarily among sales partners and industrial customers. Some of these customers have started diversifying their gas procurement by purchasing gas on the deregulated market.

The calculation of network usage fees will continue to be a major issue in the electricity and gas industries. It walks the narrow tightrope between the justified demand of grid users for efficient, nondiscriminatory third-party access and the network operators' call for reasonable returns on investments in reliable network infrastructure.

Therefore, one of the challenges faced by businesses and the regulator will lie in the introduction of an incentive scheme scheduled for implementation no later than two years after the law comes into force. The regulator for electricity, gas, telecommunications and the postal system (REGTP) has been tasked with developing an incentive scheme in line with the key points of the law. The energy industry is prepared to play a constructive role in developing such a scheme. The German government wants grid fee increases sought before the enactment of the incentive scheme to be subject to pre-approval by the regulator.

Energy Policy

Amendment of the German Energy Law Center stage in political debates last year was taken by the amendment to the German Energy Law, which transposes the 2003 EU single market directives for electricity and gas into national law. The draft legislation calls for the establishment of an independent regulator to monitor grid access and grid fees.

In July 2004 the German government submitted a first draft amendment to the German Energy Law. Draft ordinances were made public in late 2004. After the first reading, the *Bundesrat*, which represents the interests of the federal states in Germany's legislative process, filed motions for comprehensive changes to the government draft, some of which were adopted by the government.
The legislative process is likely to extend into the summer of 2005. Therefore, it is unlikely that the regulatory agency will be established before July 1, 2005.

The law is accompanied by numerous ordinances. Of particular importance are the ordinances for grid access and grid fees for power and gas. For the electricity industry, the ordinance adopts most of the features of the nondiscriminatory third-party access model contained in the most recent association agreement (VV II + Strom). For the gas industry, it introduces an entry-exit model for gas transport and distribution. The entry-exit model, which does not have a distance component, enables customers to book receipt and delivery points separately, in different volumes, and for different time periods.

Subsidization of Renewables The amended Renewable Energy Law took effect on August 1, 2004. It calls for renewables to account for at least 20% of Germany's total electricity output by the year 2020. Contributing technologies will include onshore and offshore wind power and, to an increasing extent, biomass, solar power, and geothermal energy. The amended law continues to subsidize renewables by means of guaranteed minimum tariffs. It also establishes numerous surcharges to compensate renewable generators who operate at a geographic or technical disadvantage. The new law will lead to a further increase in renewables subsidies and consequently to higher costs for electricity consumers.

We believe that support for renewables must be more efficient and more market based, in order to reduce the financial burden on electricity consumers and to gradually make renewables economically viable without subsidies. The other consequences of generating electricity from renewables must also be taken into consideration. This is especially important as regards wind power and relates to expenses incurred for the provision of load balancing and reserve power, the need for a power generation management system for wind power plants to prevent networks from becoming overloaded in areas where substantial amounts of wind power are delivered onto the grid, and the need to expand networks to enable the transmission of wind power. The amended law contains a national burden-sharing mechanism for load balancing costs and creates the opportunity to agree on a generation management system. These measures represent the first important steps towards integrating renewables into Germany's electricity supply system and sharing their additional costs fairly.

EU CO_2 Emissions Trading System Goes Live The purpose of EU-wide CO_2 emission allowance trading, which went live on January 1, 2005, is to enable the EU to meet its CO_2 reduction targets under the Kyoto Protocol.

One of the main topics last year were the far-reaching preparations for the emissions trading scheme. In July the German government passed the Greenhouse Gas Emissions Trade Act, which provides the legal framework for trading emissions in Germany and regulates the issuance of emissions allowances, the determination of emissions, and the preparation of the annual emissions monitoring report. It also regulates organizational aspects such as the timetable for the allocation and return of allowances.

The German Environmental Agency's newly established German Emissions Trading Authority is the central body for the implementation of emissions trading in Germany. It cooperates with state environmental authorities in a manner comparable to the process for enacting the German Emissions Protection Act.

The Allocation Act 2007 passed in August regulates the allocation of emissions allowances to the industrial operations affected by the directive. The application process for the allocation of required emissions allowances ended in September. Due to a number of difficulties encountered by the German Emissions Trading Authority in implementing the system, however, affected companies were only informed of the number of emissions allowances allocated to their facilities shortly before year end. Overall, the number of emissions allowances allocated to E.ON Energie operations was in line with the company's expectations. However, whether reduction factors also apply to allowances allocated according to the option rule remained open. To safeguard its right to legal recourse, E.ON Energie filed appeals against various allocation notices.

Europe: Growing Electricity Market The European Union's expansion by ten new member states has caused the European electricity market to grow. EU-wide rules envisioning complete deregulation by 2007 will thus gradually apply to such countries as the Czech Republic, Slovakia and Hungary, markets where E.ON Energie already has significant ownership interests.

Where does the snow go in the summer?





The horizontal extension of European energy policy is accompanied by an increase in vertical regulation on a pan-European level. The energy article, which is to be included in the EU Constitution pursuant to an agreement reached by the heads of state and government of the EU member states in June 2004, is designed to provide the legal basis for this in the future. It stipulates that member states may take political action affecting the energy industry only in areas where the EU is not active or has decided to renounce its right to take action.

We believe that the EU's supreme legislative powers have both positive and negative implications for Germany's attractiveness as a location for energy companies. They open the door to improved harmonization, which helps prevent competition from being distorted. But they also harbor the danger of Brussels reregulating Germany's energy markets with EU policy mechanisms that in some areas conflict with Germany's existing policy mechanisms.

The first signs of this trend came in December 2003 when the European Commission proposed legislation on security of supply and on energy end-use efficiency and energy services. These proposals intervene in energy market operations along the entire value chain. The proposed directive on security of supply contains provisions giving the EU oversight of investments in network infrastructure and establishing guidelines for selecting generating technologies. The proposed directive on energy end-use efficiency and energy services sets an EU-wide energy-use reduction target of 1%, establishes significant rate oversight authority, and requires utilities to provide free energy audits.

Both directives were discussed in depth by the European Parliament and the European Council and are scheduled to be adopted in 2005. It appears that the most dirigiste elements will be deleted from the directive on security of supply. Less clear is the direction the directive on energy end-use efficiency and energy services will take. We cannot rule out the possibility that this directive will contain regulatory intervention, such as mandatory annual reductions in energy use.

New Technologies

The operation of electric generation, transmission, and distribution assets is an important foundation of E.ON Energie's business. In view of upcoming investments necessary to modernize our generation fleet and wires network, we know that our decisions about technological innovations are key to our success. When evaluating new technologies, one must take into account not only technological and physical considerations, but also the economic effects of the conditions underlying the deregulated electricity market and the European greenhouse gas emissions trading system.

E.ON Energie believes it is indispensable to gain first-hand experience in real-life projects to be able to evaluate new technologies objectively and reliably. This is why we participate in national and international research initiatives in the field of energy engineering and spearhead our own projects to test new technologies. Studies center on efficiency enhancements throughout the conversion chain, from raw materials to customer energy applications.

Large-Scale Power Plants: Improved Efficiency For a number of years, E.ON Energie has worked on projects involving large-scale power plant technology to improve the efficiency of future power plant generations. One focal area of research deals with high-temperature components and the development of pressurized coal combustion using a 1 MW test stand. Tests are being carried out on a unit in block F of Scholven power plant using large-scale components made of new high-performance material as part of a European research initiative. The project aims to raise allowable steam temperatures above 700°C. Enabling higher steam temperatures represents an important step en route to developing a coal-fired power station with an efficiency level of more than 50%. Reducing fuel consumption makes it possible to lower CO_2 emissions in future power plants as well as decrease variable operating costs compared with today's technology.

CO_2 Reduction Program E.ON Energie is involved in the COORETEC Program initiated by the German Economics and Labor Ministry for the accelerated development of low-CO_2 electricity generation from fossil fuels. Among the issues being investigated within the scope of cooperative projects with leading manufacturers in the energy sector, renowned German research institutes, and other power utilities are CO_2 separation and storage techniques. Current research work focuses on technologies for combustion with highly concentrated oxygen and CO_2 separation in plants with integrated coal gasification systems. From E.ON Energie's perspective, the reliable determination of costs incurred for the construction and operation of such power plants is a major objective of this research work, alongside the testing of various process steps and the design of entire systems. However, the desired improvement in climate protection through the removal of CO_2 goes hand in hand with an unavoidable loss in efficiency and increase in generations costs. One way to reduce energy losses is to develop ion-selective ceramic membranes for efficient air separation. The technological challenge lies in making the transition from the laboratory to large-scale technical plants.

Combined heat and power generation pilot plants are in use in a hospital and public district heating operations with an output of up to several hundred kW_{el}. All technologies available in this output range are being put to use. Connections to a refrigeration plant and the generation of CO_2 as a product for chemical plants are also being examined. In addition to natural gas, we are testing how small combined heat and power facilities such as fuel cells, Stirling engines and micro gas turbines run on biofuel and methanol produced from waste.

Tests of low-output installations also involve developing systems to remote control distributed generation facilities from a central location, thereby creating "virtual power plants." Our aim is to demonstrate the technical feasibility of this technology and, more importantly, examine the impact it may have on the energy industry.

Power Plant of the 21st Century E.ON Energie is collaborating with universities on several projects to optimize future coal and gas power plants as well as small combined heat and power systems as part of the "Power Plant of the 21st Century" research initiative launched by the states of Bavaria and Baden-Württemberg.

Power and Heat Generation in Small Plants Large-scale thermal power stations will continue to be the backbone of the power generation business. This is why E.ON Energie still attaches high importance to this technology. However, we anticipate a gradual increase in the number of small, distributed power generation units. E.ON Energie is conducting a series of test and demo projects in order to assess the options and cost-cutting potential offered by this technology. Fuel cell technology is focal point of our R&D in this area. We are conducting field tests of fuel cell plants with ratings of up to 5 kW_{el} to assess their suitability for daily use and operating behavior in the supply of energy to homes. Carried out in concert with Group subsidiaries, the project involves testing systems offered by various manufacturers.

Climate Protection Using New Technologies As a major energy utility, E.ON Energie is well aware of the special responsibility it shoulders to protect the environment and our climate. In 2004, specific CO_2 emissions totaled 377 g/kWh—nearly 40% below the German power generation industry's average. Key factors in our successful environmental performance are our energy mix and the efficiency of our power plants: E.ON Energie is Europe's leading investor-owned nuclear power plant operator and has the highest installed hydropower capacity in Germany. In consequence, about 60% of the electricity produced by E.ON Energie in 2004 was free of CO_2 emissions.

We are increasing our use of renewables in order to further reduce greenhouse gas emissions. In addition to its numerous hydroelectric plants, E.ON Energie operates and is building several biomass power stations in the 20 MW performance range as well as various wind power plants with an installed capacity of about 180 MW. Furthermore, the company is participating in the development of offshore wind farms in the Baltic and North Seas. Experience amassed by E.ON Energie with its own facilities provides the company with an important basis for realistically forecasting a reduction in the marginal unit costs of these technologies.

Renewables-based energy has a wide range of applications, including intelligent electricity consumption using heat pumps. A field test conducted by E.ON Energie over the course of several years showed that installing electric heat pumps instead of heating oil boilers in new buildings reduces CO_2 emissions by 50% at no additional cost.

Large-scale energy storage options are gaining importance due to the increase in fluctuating amounts of electricity delivered onto the grid, above all from renewable energy sources. Besides hydraulic pumped-storage power plants, for several years, E.ON Energie has been running an air-storage power station in Huntorf—the only one of its kind in Europe. In this plant, energy is stored by compressing air in a cavern. The special advantage of this technique lies in the fact that it can be employed in flat regions such as northern Germany. Building on experience garnered with this power station, E.ON Energie is participating in projects to further the development of compressed air storage technology.

One of the focal points of new electricity transmission techniques is the use of superconductive materials. Tests conducted on superfast elements using superconductive materials to limit voltage have already proven the technical merit of this physical effect. Other plans involve the investigation of the possible use of cables made of superconductive material.





Do fish drink water?

Employees in the E.ON Energie Group's Subsidiaries and Companies with the Largest Workforces as of December 31, 2004[1]

Company	2004	2003	+/- in %
E.ON Hungária	4,241	4,396	-3.53
AVACON	3,225	3,192	+1.03
E.ON Bayern	3,120	3,050	+2.30
E.ON Czech	2,721	2,835	-4.02
E.ON Hanse	2,633	2,747	-4.15
E.ON Kraftwerke	2,416	2,758	-12.40[2]
E.ON Kernkraft	2,393	2,375	+0.76
E.DIS	2,088	2,161	-3.38
E.ON Netz	1,816	1,909	-4.87

1 Does not include trainees, board members, or managing directors.
2 Changes at E.ON Kraftwerke are largely due to the transfer of employees to other Group companies.

Employees

Employees As of December 31, 2004, the E.ON Energie Group employed 36,811 people. This slight increase of about 1% from the prior-year figure of 36,576 is primarily attributable to consolidation effects. These effects added about 1,500 employees, though were partially offset by ongoing staff-reduction measures, which we implement in a socially responsible manner, primarily through early retirement and preretirement part-time programs.

Personnel Expenses In 2004 the E.ON Energie Group's personnel expenses totaled €2.62 billion, a decline of 3.7% from the previous year's €2.72 billion. Ongoing restructuring measures more than offset higher expenses resulting from consolidation effects and the 2004 collective bargaining agreement which included moderate wage increases.

Collective Bargaining Agreement (E.ON Energie Tariff Group) In 2005 employees in the E.ON Energie Tariff Group will receive a 2.2% pay raise for a period of 14 months. In addition, they will receive a €240 lump-sum pension contribution. The Group has pledged to hire 120 former trainees on a permanent basis in 2006.

About one-fifth of our employees in Germany are subject to other wage bargaining agreements. They will receive an average wage increase of 2.4%. By agreeing to moderate pay raises, we are making a major contribution to safeguarding jobs.

We thus continue to honor the workforce commitments we made in 2004. Unions and management agreed that 60 former trainees would receive permanent jobs in 2004. By hiring 67, we exceeded our commitment. In 2005 the number of trainees given permanent jobs under this program will increase to 80. These figures are for the entire E.ON Energie Tariff Group.

Financial and Earnings Situation

Sales and EBIT Higher The Central Europe market unit grew sales by 8% relative to the prior year. About one third of the increase is attributable to the inclusion of JME and JCE for the entire year under review. Other positive factors were the recovery of electricity prices in Germany and higher sales volumes of renewable-source electricity. Gas sales were down year-on-year due mainly to milder weather. Our operations outside Germany recorded very positive sales development.

E.ON Energie Group—Balance Sheet

Assets—€ in millions	Dec. 31, 2004	Dec. 31, 2003[1]
Fixed Assets		
Intangible assets	4,281	4,209
Property, plant and equipment	16,651	16,127
Financial assets	4,625	5,652
	25,557	**25,988**
Current Assets		
Inventories	983	925
Receivables and other assets	17,192	17,083
Securities	9,624	8,346
Liquid funds	371	598
	28,170	**26,952**
Deferred tax assets	1,658	1,678
Prepaid expenses	152	190
	55,537	**54,808**

Liabilities and Stockholders' Equity—€ in millions	Dec. 31, 2004	Dec. 31, 2003[1]
Stockholders' equity	13,895	12,011
Minority interests	2,143	2,245
Provisions	26,427	26,115
Liabilities	10,521	11,860
Deferred tax liabilities	2,204	2,262
Deferred income	347	315
	55,537	**54,808**

[1] Pro-forma figures according to the new market unit structure.

Central Europe's EBIT rose €623 million, or 21%, year-on-year. About €150 million of this increase is attributable to the reversal of provisions resulting from a court decision expressly granting the right to pass through additional costs relating to the Renewable Energy Law and the Cogeneration Protection Law and from the reversal of provisions for refunds for allegedly excessive grid access fees. Prior-year results were negatively affected by balance area settlement payments, which did not arise in 2004 due to the implementation of operational improvements. Absent these nonrecurring effects, EBIT would have risen roughly 12%.

Key Figures by Division[1]

€ in millions	Central Europe West: Electricity	Central Europe West: Gas	Central Europe East	Other/ Consolidation	Central Europe
Sales[2]	**14,597**	**2,979**	**1,877**	**248**	**19,701**
Prior year[3]	13,662	3,152	1,308	116	18,238
Adjusted EBITDA	**3,784**	**511**	**377**	**236**	**4,908**
Prior year[3]	3,622	484	262	103	4,471
Adjusted EBIT	**2,996**	**315**	**235**	**56**	**3,602**
Prior year[3]	2,530	289	172	-12	2,979
Investments	**1,410**	**122**	**605**	**390**	**2,527**
Prior year[3]	1,005	269	563	289	2,126
Employees	**23,714**	**2,966**	**6,962**	**3,169**	**36,811**
Prior year[3]	24,531	2,969	7,231	1,845	36,576

[1] Sales figures disclosed for our divisions include sales derived from products (electricity and gas) as well as other associated sales, e.g. generated from heating and waste-disposal operations.
[2] Excludes electricity tax; energy trading activities are recognized net.
[3] Pro-forma figures according to the new market unit structure.

E.ON Energie Group—Income Statement

Comparison with prior year—€ in millions	2004	2003[1]
Sales[2]	19,701	18,238
Cost of goods sold and services provided	-13,814	-13,394
Gross profit from sales	**5,887**	**4,844**
Selling expenses	-2,655	-2,863
General administrative expenses	-429	-281
Other operating income	1,937	1,713
Other operating expenses	-856	-1,188
Financial earnings	66	136
Income from continuing operations	**3,950**	**2,361**
Income taxes	-1,284	-583
Minority interests	-231	-224
Income from discontinued operations after minority interests and taxes	0	480
Changes in accounting principles	0	-494
Income before profit transfer	**2,435**	**1,540**

[1] Pro-forma figures according to the new market unit structure.
[2] Excluding electricity tax.

Positive factors contributing to the residual increase in EBIT included the passthrough of higher wholesale electricity prices to end customers and slightly higher sales volumes. A further driver was a reduction in costs for nuclear fuel and nuclear waste management. Countervailing factors included higher expenditures for conventional fuel and expenditures for obligations in grid operations. Moreover, prior-year results were positively affected by a market-driven increase in trading earnings.

Our gas business recorded a primarily weather-driven decline in sales volume in 2004, but this effect was counteracted mainly by stable sales prices and optimized procurement management.

Our operations outside Germany grew EBIT on the back of higher margins in Hungary and the inclusion of JME and JCE for the entire year under review.

Investments/Divestments We invested €2.5 billion in 2004, 19% more than the prior-year figure of €2.1 billion. The greater part of Central Europe West's capital expenditures for property, plant, and equipment went toward power generation and distribution assets. A key financial investment was the acquisition of a majority ownership interest in Ferngas Salzgitter GmbH. Capital expenditure at Central Europe East is principally attributable to payments relating to the acquisition of the Bulgarian regional distribution companies Varna and Gorna Oryahovitza and the purchase of additional equity in our Czech subsidiaries JME and JCE and in Dedász, Edász, and Titász, Hungarian energy utilities that were already fully consolidated E.ON Energie companies. In addition, a 16% interest in the Budapest-based utility Fögáz previously held by E.ON Ruhrgas was transferred to E.ON Hungária.

Major divestments in 2004 included the sale of shares in EWE, VNG, and Spanish-based Union Fenosa.

(The table "E.ON Energie—Key Figures" is on the inside front cover of this report.)



Can I see the future
if I try hard enough?



Risk Management System

E.ON Energie is becoming more international and operates in a political and legal environment about which it is difficult to make reliable forecasts. As a result, we are exposed to various risks inherent in the operation of our business.

The fundamental principle of our risk management policy is to evaluate the risks associated with opportunities and to seize only those opportunities that offer a reasonable return for the risk involved and that do not jeopardize our company's existence. This means that risks must be identified, assessed and managed in a timely fashion. Our risk management system is an integral component of all our business and decision-making processes, functioning as a key tool in these areas.

One of the prerequisites for an efficient risk management system is a keen awareness of the recognition and avoidance of risks. We promote this through a culture of open communication between our subsidiaries and our central controlling functions.

Our risk management system is embedded in our planning, controlling, and reporting processes. All our fully consolidated operating companies implement this system in compliance with groupwide guidelines, while at the same time fulfilling the operating requirements of their particular market.

Our groupwide risk management guidelines set uniform rules for risk management processes. These include issues to be included in risk reports, risk reporting schedules, risk documentation and countermeasures. Risks identified using predetermined risk categories are evaluated to determine their damage potential and probability. Adequate risk assessment and control are the prerequisites for identifying risks completely and comprehensively. Cascading risk reporting is controlled by threshold values determined by management.

Our subsidiaries use derivative financial instruments, particularly swaps, futures and forwards, to mitigate risks arising from electricity price fluctuations and changes in the price of fossil fuel procured. These financial instruments are organized and monitored in compliance with the strict minimum requirements for the operation of trading companies and financial institutions.

The risk management system puts management in a position to detect risks early on and initiate countermeasures. The Board of Management receives support in its decision-making on issues involving risk from a cross-disciplinary Risk Committee established to ensure compliance with the pre-defined strategy and risk policy.

Our Internal Auditing Department ensures compliance with the groupwide risk reporting policy. In compliance with legal requirements, in 2004 our risk management was subject to an annual independent audit. The audit's results confirmed the system's suitability and effectiveness.

Risks Related to Market Environment and Competition
E.ON Energie is exposed to volume and price risks on both national and international markets. E.ON Energie counteracts these risks through an appropriate sales strategy supported by a comprehensive sales controlling system and intensive customer relationship management activities.

Power trading is a key link and hub within our Group when it comes to controlling earnings risks arising from price fluctuations on sales and procurement markets, while making optimal use of available generation capacity.

In our power generating business, earnings risks arise from the procurement of fossil fuel whenever fossil fuel prices rise over the long term.

Political and Legal Risks For us to achieve our business objectives it is of the utmost importance that we operate in a stable policy and regulatory environment. This applies to planned investments in generating capacity and possible investments in network infrastructure. E.ON Energie demonstrates its support for the establishment of a stable, long-term policy, regulatory, and legal environment.

Operational Risks Our business relies on the use of highly sophisticated plants in the fields of generation and distribution, which are inherently exposed to risks. E.ON Energie is well aware of the responsibility this involves. The company has developed far-reaching risk-avoidance measures and regularly works on refining them. The systematic training and qualification programs offered to our employees and our many years of experience in plant operation and regular plant and network maintenance are some examples of how responsibly we put our technology to use in order to achieve the highest degree of safety. In cases where it makes business sense, E.ON Energie has insurance to cover damage that occurs despite its safety precautions.

E.ON Energie minimizes credit risks arising from these transactions via its groupwide credit risk management system. Counterparties are selected using a uniform rating and scoring system. Global limits are set based on the counterparties' creditworthiness in order to limit credit risk throughout the Group. Appropriate collateral is obtained to the extent necessary.

The E.ON Energie Group's risk situation did not experience any substantial change in the period under review. We do not currently perceive any risks that would threaten the company's existence.

Personnel Risks Ensuring that our staff is highly qualified and satisfied while keeping employee turnover low to avoid the migration of expertise are the objectives of our personnel policy. We make use of modern HR management measures and tools to achieve these goals.

IT Risks The operational and strategic management of the E.ON Energie Group relies heavily on complex information technology. This leads to risks, the impact of which is extremely difficult to forecast. Security of supply depends on IT system availability and the data the systems generate. Our IT systems are optimized and maintained by qualified E.ON Energie Group experts, outside experts, and various technological security measures. In addition, the E.ON Energie Group has a range of technological and organizational measures in place to counter the risk of unauthorized access to data, misuse of data and data loss, which involve hardware, software, networks and employees.

Financial Risks The E.ON Energie Group is exposed to risks associated with fluctuations in the prices of securities due to its extensive securities portfolio. These risks are proactively controlled by an appropriate portfolio management system.

Derivative financial instruments, primarily consisting of currency futures, cross-currency interest-rate swaps and interest-rate swaps are used to hedge financial risks, i.e. currency and interest-rate risks.

Generally accepted methods are used to value these transactions. An internal policy, compliance with which is ensured by strict controls, sets forth the purpose of such instruments. This policy stipulates that, as a general rule, derivative financial instruments may not be used for speculative purposes.

Corporate Governance Code Since 2003 the E.ON Energie Group has complied with a great many of the recommendations contained in the German Corporate Governance Code (the Code). As an unlisted company, E.ON Energie AG is not obligated to comply with the Code's recommendations. However, the company complies voluntarily with the Code's recommendations to a very great extent. In 2003 E.ON Energie ensured that its subsidiaries E.ON Bayern, which was delisted that year, and Contigas largely comply with the Code's recommendations. In the small number of cases where it was necessary, these two companies successfully implemented measures to bring about compliance with the Code. Contigas published a Statement of Compliance in which it clearly described the areas in which it does not comply with the Code's recommendations.

Subsequent Events and Outlook

We expect to increase earnings slightly in 2005, even though our solid results in 2004 partially reflected nonrecurring effects. We expect to deliver earnings growth despite the absence of certain positive one-off effects from 2004 by implementing groupwide optimization programs, realizing regional synergies (particularly through the further implementation of power-gas convergence), and achieving additional operating improvements.

We will benefit from the rapid implementation of transnational optimization programs, the transfer of best practices, and our decentralized management structures to further integrate existing and new equity interests in Central Eastern Europe, establish a powerful market presence, and achieve substantial earnings growth.

Moreover, E.ON Ruhrgas' operations broaden the range of cooperative propositions and open the door to new strategic options on Central Eastern European markets.

E.ON Energie expects to invest a total of €6.8 billion in the next three years, of which €5.9 billion is earmarked for property, plant and equipment. Spending will focus on the construction of conventional power plants (primarily in Germany) and the expansion of power and gas grids. Financial investments forecasted for the budget period amount to €0.9 billion and will largely be used to increase existing shareholdings in Central and Eastern Europe.

It is difficult to predict the impact that regulatory agencies will have in Germany and several other European countries. E.ON Energie expects the German agency to establish a fair regulatory regime that safeguards the country's economic performance into the future. The provisions of the German Energy Law will have to be considered in the process.

Ongoing and successfully completed groupwide optimization programs put E.ON Energie in a position to play a significant part in shaping the goals of the E.ON Group.

Exemption from Preparing Consolidated Financial Statements

E.ON Energie is exercising its right to be exempted from preparing consolidated financial statements and a review of group operations. The exempting U.S. GAAP consolidated financial statements and the review of group operations prepared by E.ON AG, Düsseldorf, with which we have a profit- and loss-pooling agreement, as well as the auditor's report, will be filed in the Commercial Register of the City of Munich (HRB 132 000).

Major Consolidated Companies

Company	Country	Location	Stake %	Stockholders' equity[1] € million	Income[1] € million	Group relationship code
Avacon AG	DE	Helmstedt	69.59	954.1	138.0	f
Bayerische Wasserkraftwerke AG	DE	Landshut	100.00	35.4	0.8	f
BKB AG	DE	Helmstedt	100.00	295.1	-	f
Contigas Deutsche Energie-AG	DE	Munich	98.87	594.1	-	f
DKCE Debreceni Kobinált Ciklusú Erömü Kft.	HU	Debrecen	100.00	13.9	6.1	f
Donau-Wasserkraft AG	DE	Munich	100.00	40.9	0.0	f
E.DIS AG	DE	Fürstenwalde	71.04	846.5	85.8	f
E.ON Bayern AG	DE	Regensburg	100.00	853.6	-	f
E.ON Benelux b.v.	NL	The Hague	100.00	632.7	46.1	f
E.ON Czech Holding AG	DE	Munich	100.00	552.9	3.7	f
E.ON Engineering GmbH	DE	Gelsenkirchen	100.00	19.8	-	f
E.ON Hanse AG	DE	Quickborn	73.82	519.1	122.8	f
E.ON Hungária Energetikai Rt.	HU	Budapest	100.00	979.5	64.1	f
E.ON Italia S.p.a.	IT	Milan	100.00	0.9	0.1	f
E.ON Kernkraft GmbH	DE	Hanover	100.00	243.3	-	f
E.ON Kraftwerke GmbH	DE	Hanover	100.00	864.2	-	f
E.ON Netz GmbH	DE	Bayreuth	100.00	566.8	-	f
E.ON Polska Sp.z.o.o.	PL	Warsaw	100.00	1.1	0.5	f
E.ON Sales & Trading GmbH	DE	Munich	100.00	995.1	-	f
E.ON Wasserkraft GmbH	DE	Landshut	100.00	370.9	-	f
E.ON Westfalen Weser AG	DE	Paderborn	62.85	476.6	31.2	f
E.ON déldunántúli Aramszolgáltató Rt.	HU	Pécs	100.00	125.5	11.5	f
E.ON északdunántúli Áramszolgáltató Rt.	HU	Györ	100.00	235.0	33.0	f
E.ON tiszántúli Áramszolgáltató Rt.	HU	Debrecen	100.00	142.2	5.1	f
EAM Energie AG	DE	Kassel	73.34	462.4	57.7	f
Fränkische Gas-Lieferungs-Gesellschaft mbH	DE	Bayreuth	100.00	17.0	9.5	f
Gemeinschaftskernkraftwerk Grohnde GmbH & Co. oHG	DE	Emmerthal	100.00	153.4	-	f
Gemeinschaftskraftwerk Veltheim GmbH	DE	Porta Westfalica	66.67	16.5	0.7	f
Gemeinschaftskraftwerk Weser GmbH & Co. oHG	DE	Emmerthal	66.67	12.0	-	f
Interargem Entsorgungs GmbH	DE	Porta Westfalica	61.41	124.8	-	f
Jihoceská energetika, a.s. (JCE)	CZ	Ceské Budéjovice	98.71	152.2	11.6	f
Jihomoravská energetika, a.s. (JME)	CZ	Brno	99.00	333.9	38.9	f
Kernkraftwerk Brokdorf GmbH & Co. oHG	DE	Hamburg	80.00	153.4	-	f
Kernkraftwerk Stade GmbH & Co. oHG	DE	Hamburg	66.67	30.7	-	f
Kernkraftwerke Isar Verwaltungs GmbH	DE	Essenbach	100.00	1.0	-	f
LandE GmbH	DE	Wolfsburg	69.57	102.8	143.9	f
Rhein-Main-Donau AG	DE	Munich	77.49	110.2	0.0	f
RuhrEnergie GmbH, EVR	DE	Gelsenkirchen	100.00	12.8	-	f
SVO Energie GmbH	DE	Celle	64.00	76.7	19.5	f
TEAG Thüringer Energie AG	DE	Erfurt	72.65	627.3	97.0	f

f = fully consolidated
[1] Figures comply with the financial statements prepared according to country-specific GAAP and do not include contributions made by the companies to the consolidated financial statements. Equity in foreign currency is translated at mean rates as of the balance-sheet date. Income in foreign currency is translated at annual average exchange rates.
[2] After profit- and loss-transfer.

Other Major Shareholdings

Company	Country	Location	Stake %	Stockholders' equity[1] € million	Income[1] € million	Group relationship code
Berliner Erdgasspeicher Besitz- u. Verwaltungsgesellschaft bR (BEBV)	DE	Berlin	49.89	315.6	36.1	e
BKW FMB Energie AG	CH	Bern	20.00	434.7	122.2	e
Déldunántúli Gázszolgáltató Rt. (DDGáz)	HU	Pécs	49.99	23.1	2.2	e
Jihomoravská plynárenská a.s. (JMP)	CZ	Brno	43.73	190.7	16.7	e
Kernkraftwerk Krümmel GmbH & Co. oHG	DE	Hamburg	50.00	102.3	2.6	e
Középdunántúli Gázszolgáltató Rt. (Kögáz)	HU	Nágykanizsa	31.23	24.4	3.3	e
RAG-Beteiligungs-AG	AT	Maria Enzersdorf	40.00	87.1	36.7	e
REWAG Regensburger Wasser- und Energieversorgung AG & Co. KG	DE	Regensburg	35.48	74.9	17.9	e
Städtische Werke Magdeburg GmbH	DE	Magdeburg	26.67	128.2	12.7	e
Stadtwerke Neumünster GmbH (SWN)	DE	Neumünster	24.90	75.5	10.7	e
SWE Strom- und Fernwärme GmbH	DE	Erfurt	44.50	77.9	11.1	e
Západoslovenská energetika a.s. (ZSE)	SL	Bratislava	49.00	213.9	45.2	e

e = equity company

[1] Figures comply with the financial statements prepared according to country-specific GAAP and do not include contributions made by the companies to the consolidated financial statements. Equity in foreign currency is translated at mean rates as of the balance-sheet date. Income in foreign currency is translated at annual average exchange rates.

[2] After profit- and loss-transfer.

Published by E.ON Energie AG, Communications and Policies, Nikolaus Schmidt, Munich
Concept and Design by Lesmo, Düsseldorf
Photos by Corbis (60), Getty Images (34, 66), Steffen Jagenburg (26), Julia Knop (17), Jan Kobel (11), Achim Lippoth (4), Martin Parr (42), Peter Neusser (49), Plain Picture (54)
Produced by Die Qualitaner, Düsseldorf

E.ON Energie AG Communications and Policies
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